Filed by Polibeli Group Ltd
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Chenghe Acquisition II Co.

Commission File No.: 001-42123

Polibeli Leading Global Digital Supply Chain Services Platform Investor Presentation July 2025

- THIS PRESENTATION (THE "PRESENTATION") AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON OR IN OR INTO OR FROM ANY JURISDICTION WHERE SUCH RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION IS UNLAWFUL. PERSONS INTO WHOSE POSSESSION THIS PRESENTATION COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS. THIS PRESENTATION IS NOT AN OFFER OR AN INVITATION TO BUY, SELL OR SUBSCRIBE FOR SECURITIES. ANY OFFER TO SELL SECURITIES WILL BE MADE ONLY PURSUANT TO A DEFINITIVE SUBSCRIPTION AGREEMENT AND WILL BE MADE IN RELIANCE ON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"), FOR OFFERS AND SALES OF SECURITIES THAT DO NOT INVOLVE A PUBLIC OFFERING.

- About this Presentation

- This Presentation is being delivered to you by Polibeli Group Ltd (the "Company", together with all of its subsidiaries from time to time, "Polibeli") and Chenghe Acquisition II Co. ("SPAC" or "Chenghe"), in connection with its potential business combination (the "Business Combination") involving SPAC, the Company and Polibeli Merger One Limited, a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (the "Merger Sub"). This Presentation is for information purposes only and is being offered to you only in your capacity as a potential investor in considering an investment in the Company. This Presentation is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purpose.

- This Presentation includes the slides that follow, the oral presentation of the slides by members of Polibeli or SPAC or any person on their behalf, the question-and-answer session that follows that oral presentation, copies of this document and any materials distributed at, or in connection with, that oral presentation. By accepting this Presentation, participating in the meeting, or by reading the Presentation slides, you will be deemed to have (i) acknowledged and agreed to the following conditions, limitations and notifications and made the following undertakings, and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this Presentation.

- This Presentation does not constitute (i) an offer or invitation for the sale or purchase of the securities, assets or business described herein or a commitment of Polibeli or SPAC with respect to any of the foregoing, or (ii) a solicitation of proxy, consent or authorization with respect to any securities or in respect of the Business Combination, and this Presentation shall not form the basis of any contract, commitment or investment decision and does not constitute either advice or recommendation regarding any securities. Polibeli and SPAC expressly reserve the right, at any time and in any respect, to amend or terminate this process, to terminate discussion with any or all potential investors, to accept or reject any proposals and to negotiate with, or cease negotiations with, any party regarding a transaction involving the Company, the Merger Sub and SPAC. Any offer to the securities will be made only pursuant to a definitive subscription agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, for offers and sales of securities that do not involve a public offering.

- Except where otherwise indicated, this Presentation speaks as of the date hereof. The information contained in this Presentation replaces and supersedes, in its entirety, information of all prior versions of similar Presentations. This Presentation does not purport to contain all information that may be required for or relevant to an evaluation of the Business Combination. Further, this Presentation should not be construed as legal, tax, investment or other advice, and should not be relied upon to form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. You will be responsible for conducting any investigations and analysis that is deemed appropriate and should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own investment decision and perform your own independent investigation and analysis with respect to the Business Combination, any investment in the Company and the transactions contemplated in this Presentation.

- Polibeli and SPAC reserve the right to amend or replace this Presentation at any time but none of Polibeli, SPAC, their respective subsidiaries, affiliates, legal advisors, financial advisors or agents shall have any obligation to update or supplement any content set forth in this Presentation or otherwise provide any additional information to you in connection with the Business Combination should circumstances, management's estimates or opinions change or any information provided in this Presentation become inaccurate.

- Confidential information
- The information contained in this Presentation is confidential and being provided to you solely for the purpose of assisting you in familiarizing yourself with Polibeli and SPAC in connection with the Business Combination. This Presentation shall remain the property of Polibeli and SPAC and each of Polibeli and SPAC reserves the right to require the return of this Presentation (together with any copies or extracts thereof) at any time. Neither this Presentation nor any of its contents may be disclosed or used for any purposes other than information and discussion purposes without the prior written consent of Polibeli and SPAC. You agree that you will not copy, reproduce or distribute this Presentation, in whole or in part, to other persons or entities at any time without the prior written consent of Polibeli and SPAC. Any unauthorized distribution or reproduction of any part of this Presentation may result in a violation of the Securities Act.
- No Representations and Warranties
- This Presentation does not purport to contain all of the information that may be required to evaluate a possible voting or investment decision with respect to SPAC, the Company, the Merger Sub or the potential Business Combination. The recipient (the "Recipient") of this Presentation agrees and acknowledges that this Presentation is not intended to form the basis of any voting or investment decision by the Recipient and does not constitute investment, tax or legal advice No representation or warranty, express or implied, is or will be given by SPAC, the Company, the Merger Sub or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of the Business Combination. Accordingly, none of SPAC, the Company, the Merger Sub or any of their respective affiliates, directors, officers, employees, or advisers or any other person shall be responsible or liable whatsoever for any direct, indirect, or consequential loss or damages suffered by any person as a result of relying on any statement in, or omission from, this Presentation and any such liability is expressly disclaimed. The Recipient also acknowledges and agrees that the information contained in this Presentation is preliminary in nature and is subject to change, and any such changes may be material, SPAC, the Company and the Merger Sub assume no obligation to update the information contained in this Presentation. No securities commission or securities regulatory authority or other regulatory body or authority in the United States or any other jurisdiction has in any way passed upon the merits of, or the accuracy and adequacy of, any of the information contained in this Presentation.
- Forward-Looking Statements
- Certain statements included in this Presentation are forward-looking statements. All statements other than statements of historical fact contained in this Presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Polibeli, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" or other similar expressions. All forward-looking statements are based upon current estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Polibeli and SPAC as of the date of this Presentation, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to Polibeli or SPAC. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of this Presentation and the "Risk Factors" section of the proxy statement/prospectus on Form F-4 relating to the Business Combination, which has been filed with the U.S. Securities and Exchange Commission ("SEC"), subject to amendments from time to time, and other documents filed from time to time with the SEC. These flings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this Presentation may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this Presentation should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. Polibeli and SPAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.
- Moreover, Polibeli operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. it is not possible to predict all risks, nor assess the impact of all factors on Polibeli's business or the extent to which any factor, or combination of factors, may cause Polibeli's actual results, performance or financial condition to be materially different from the expected future results, performance of financial condition. In addition, the analyses of Polibeli and SPAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Polibeli, SPAC or any other entity. There may be additional risks that none of Polibeli or SPAC presently knows or that Polibeli and SPAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements should not be relied upon as representing Polibeli's or SPAC's assessment as of any date subsequent to the date of this Presentation. More generally, Polibeli and SPAC caution you against relying on these forward-looking statements, and Polibeli and SPAC qualify all of the forward-looking statements by these cautionary statements.

- Industry and Market Data
- This Presentation also contains information, estimates and other statistical data derived from third party sources. Such information involves a number of assumptions and limitations, and due to the nature of the techniques and methodologies used in preparing such information, Polibeli and SPAC cannot guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Polibeli and SPAC may have supplemented such information where necessary, taking into account publicly available information about other industry participant.
- Presentation of Financial Data
- The financial information and data contained in this Presentation has not been audited in accordance with the standards of the Public Company Oversight Board ("PCAOB") nor prepared in accordance with Regulation S-X promulgated under the Securities Act ("Regulation S-X"). Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement, prospectus or other report or document filed or to be filed or furnished by the Company or SPAC with the SEC. Neither Polibeli nor SPAC can assure you that, had the financial information and data included in this Presentation been compliant with Regulation S-X and audited in accordance with PCAOB standards, there would not be differences, which differences could be material.
- This Presentation includes certain financial information of Polibeli that has not been audited or reviewed by the its independent auditor. In addition, certain projections or forecasts for Polibeli included in this Presentation are based on such unaudited and unreviewed financial information. Any variation between actual results and the projected financial information included herein may be material. Upon completion of the review or audit by Polibeli's auditor of the financial information included in this Presentation, it is possible that changes to the financial information and/or projections or forecasts included in this Presentation may be necessary. Therefore, undue reliance should not be placed on such financial information, projections or forecasts.
- Use of Projections
- This Presentation may contain financial forecasts for Polibeli with respect to certain of its financial results for prospective years for illustrative purposes. None of Polibeli's or SPAC's independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation and accordingly, they did not express any opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. While such information and projections are necessarily speculative, Polibeli and SPAC believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Polibeli or that actual results will not differ materially from those presented in the prospective financial information. The inclusion of prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. All subsequent written and oral forward-looking statements concerning Polibeli or SPAC, the Business Combination or other matters and attributable to Polibeli or SPAC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.
- Trademarks
- This Presentation may contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names, and copyright referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but such references are not intended to indicate in any way, that Polibeli, SPAC or the third-parties will not assert, to the fullest extent under applicable law, their rights or the right of the applicable owners or licensors to these trademarks, service marks, trade names and copyrights.
- None of Polibeli, SPAC or any of their respective directors, officers, employees, affiliates, advisors, representatives or agents, makes any representation or warranty of any kind, express or implied, as to the value that may be realized in connection with the Business Combination, the legal, regulatory, tax, financial, accounting or other effects of the Business Combination or the timeliness, accuracy or completeness of the information contained in this Presentation, and none of them shall have any lability based on or arising from, in whole or in part, any information contained in, or omitted from, this Presentation or for any other written or oral communication transmitted to any person or entity in the course of its evaluation of the Business Combination, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein.

- Forward-Looking Statements

- This Presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the Company, Polibeli's ability to scale and grow its business, the advantages and expected growth of the Company, the Company's ability to source and retain talent, the cash position of the Company following closing of the Business Combination, Chenghe's and Polibeli's ability to consummate the Business Combination, and expectations related to the terms and timing of the Business Combination, as applicable. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Chenghe's and Polibeli's management and are not predictions of actual performance.

- These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Chenghe and Polibeli believes that it has a reasonable basis for each forward-looking statement contained in this Presentation, each of Chenghe and Polibeli cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus included in the registration statement on Form F-4 (the "Registration Statement") relating to the Business Combination, which has been filed with the SEC, subject to amendments from time to time, and other documents that may be filed by the Company or Chenghe from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Chenghe nor Polibeli can assure you that the forward-looking statements in this Presentation will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the Business Combination due to the failure to obtain approval from Chenghe's shareholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Business Combination, the amount of redemption requests made by Chenghe's public shareholders, costs related to the Business Combination, the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination, the outcome of any potential litigation, government or regulatory proceedings, and other risks and uncertainties, including those to be included under the heading "Risk Factors" in the Registration Statement filed with the SEC and those included under the heading "Risk Factors" in Chenghe's Annual Report on Form 10-K for the year ended December 31, 2024, and other filings with the SEC. There may be additional risks that neither Chenghe nor Polibeli presently knows or that Chenghe and Polibeli currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this Presentation represent the views of Chenghe and Polibeli as of the date of this Presentation. Subsequent events and developments may cause those views to change. However, while Chenghe and Polibeli may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Chenghe or Polibeli as of any date subsequent to the date of this Presentation. Except as may be required by law, neither Chenghe nor Polibeli undertakes any duty to update these forward-looking statements.

- Additional Information and Where to Find It

- In connection with the Business Combination, the Registration Statement has been filed with the SEC, subject to amendments from time to time, which includes a proxy statement/prospectus of Chenghe (the "Proxy Statement/Prospectus"). The Registration Statement has been declared effective by the SEC and a definitive Proxy Statement/Prospectus has been mailed to Chenghe's shareholders as of the record date specified therein, established for voting on the Business Combination, in connection with Chenghe's solicitation for proxies for the vote by Chenghe's shareholders in connection with the Business Combination and the other matters as described in the therein.

- Before making any investment decisions, you are advised to read the definitive Proxy Statement/Prospectus and any other documents filed in connection with the Business Combination, as these materials contain important information about Chenghe, Polibeli, the Company and the Business Combination. You may also obtain a copy of the Proxy Statement/Prospectus included in the Registration Statement as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC, without charge, at the SEC's website located at www.sec.gov.

- INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

● Participants in the Solicitation ● Chenghe, Polibeli and their respective directors, executive officers and other members of management and employees may, under SE C rules, be deemed to be participants in the solicitations of proxies from Chenghe’s shareholders in connection with the Business Combination. Information regarding the persons who may, u nde r SEC rules, be deemed participants in the solicitation of Chenghe’s shareholders in connection with the Business Combination is set forth in the Proxy Statement/Prospectus included in th e Registration Statement filed with the SEC in connection with the Business Combination. Additional information regarding the participants in the proxy solicitation and a description of th eir direct and indirect interests is also included in the Proxy statement/Prospectus. You should read the Proxy statement/Prospectus carefully before making any investment decisions. You ma y o btain free copies of these documents from the sources indicated above. ● No Offer or Solicitation ● This Presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securitie s o r in respect of the Business Combination, and does not constitute an offer to sell or the solicitation of an offer to buy any securities of Chenghe or the Company, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Catalog 01 Company Overview 02 Product and Technology 03 Financial Performance and Competitive Advantages 04 Investment and Future Strategy

Company Overview

Polibeli is a digital supply chain services and distribution - sale s provider . End - to - end solutions including product procurement, distribution, logistics, brand operations, and digital marketing for upstream and downstream partners. Vision: To build the most valuable digital supply chain services platform. Mission: To make the purchasing experience simpler and at more affordable costs . Core Values: Customer orientated , innovation, communication, commitment, integrity. Update

Indonesia Japan Korea Hongkong Italy France Singapore • Deep local connections and market insights • Provide services across key markets in Asia and Europe. Update

Offer warehousing, logistics, and distribution Provide digital procurement tools (Polibeli App) One - Stop Procurement & Fulfillment Platform Direct sourcing from brands/manufacturers Serve both upstream suppliers and downstream retailers Customers: SME retailers and large distributors

Product and Technology

• Consumer Electronic Accessories • Household Appliances • Skincare Products • Oral - Care Products • Cosmetics • Toys and Games • Healthcare Products • Watches and Accessories Eight Major Product Categories

Proprietary platform with Polibeli App and PoliSales App Enables retailers to procure high - quality products efficiently Offers real - time visibility in inventory and order management Optimizes collaboration across suppliers and buyers Digital Supply Chain Capabilities

Financial Performance and Competitive Advantages

Financial Performance Revenue Growth FY2023 Revenue: USD 22.79M FY2024 Revenue: USD 30.23M Among them, revenue from the Indonesian market increased by 210% year - over - year. YoY 32.6% Source ： https://www.sec.gov/Archives/edgar/data/2016420/000121390025035286/ea0213879 - 17.htm As filed with the U.S. Securities and Exc hange Commission on April 25, 2025 Update

Competitive Strengths Superior Procurement Experience with Diverse Product Selections 01 Digitalization - Empowered User Experience and Sales Operations 02 Deep Knowledge of the Local Markets 03 Visionary Management to Sustain Long - term Growth 04 Update

Growth Strategies

Expand the Penetration of Business in the Existing Markets and Seek Opportunities for International Business Expansion Further Develop Digital Technologies to Add More Value to the Entire Supply Chain Continue to Diversify Product Offerings and Strengthen Cooperations with Suppliers Pursue Organic Business Growth through Strategic Alliances, Investments and Acquisitions Update

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